EXHIBIT 99.1

                                                                          [YELL]

                                                                15 NOVEMBER 2004



                           INVESTOR DAY PRESENTATIONS


Yell's UK and US management is today presenting to analysts and investors on its business. The presentations will cover information previously released. Yell is not providing any trading update and confirms what was said in its results announcement for the six months ended 30 September 2004 on 9 November 2004.

The presentation slides are available on our website at www.yellgroup.com and the webcast will be available on the site from tomorrow.


ENQUIRIES

Yell
Head of Investor Relations
Jill Sherratt
Tel      +44 (0)118 950 6984
Mobile   +44 (0)7764 879808





          Yell Group plc. Registered Office: Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT. Registered in England No. 4180320.